Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

September 30, 2013

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Tom Kluck, Esq.

Re:	Request for Acceleration of Effectiveness

Empire State Realty Trust, Inc.

Registration Statement on Form S-11

(File No. 333-179485)

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Empire State Realty Trust, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:30 p.m., New York City time, on October 1, 2013, or as soon thereafter as practicable.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Clifford Chance US LLP, confirming this request.

[Signature page follows]

Very truly yours,

Empire State Realty Trust, Inc.

By:	/s/ David A. Karp
Name:	David A. Karp
Title:	Chief Financial Officer, Executive Vice President and Treasurer

cc:	Eric McPhee
Jessica Barberich
Angela McHale
David L. Orlic
Larry P. Medvinsky, Esq.
Jason D. Myers, Esq.

Request for Acceleration